SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 Amendment No. 2
                                       To
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                         S/M REAL ESTATE FUND VII, LTD.
                            (Name of Subject Company)

                              MP VALUE FUND 4, LLC
                             MORAGA-DEWAAY FUND, LLC
                              MP VALUE FUND 6, LLC
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                              Copy to:
C.E. Patterson                                Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                     Derenthal & Dannhauser
1640 School Street                            One Post Street, Suite 575
Moraga, California  94556                     San Francisco, California  94104
(925) 631-9100                                (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                           Calculation of Filing Fee

                              Transaction            Amount of
                              Valuation*            Filing Fee

                               $232,680              $46.54

* For purposes of calculating the filing fee only. Assumes the purchase of 3,324 Units at a purchase price equal to $70 per Unit in cash. The original transaction value was $216,060 (3,324 Units at $65 per Unit) for which a filing fee of $43.21 was paid, leaving a balance of $3.33 as the fee calculated on the increased purchase price of $70 per Unit

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

The Schedule 14D-1 filed by the above Bidders as of December 22, 1998 and amended as of January 8, 1999, is hereby further amended as set forth herein. Except as expressly modified hereby, the Offer remains in full force and effect as described in the original Schedule.

Item 1.      Security and Subject Company.

             (b) This Schedule relates to the offer made by MP VALUE FUND 4, LLC; MORAGA-DEWAAY FUND, LLC; and MP VALUE FUND 6, LLC (collectively the "Purchasers") to purchase up to 3,324 Units, originally at a purchase price equal to $65 per Unit, less the amount of any distributions declared or made with respect to the Units between December 22, 1998 (the "Offer Date") and January 25, 1998 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which were attached to the original Schedule as Exhibits (a)(1) and (a)(2), respectively. The Expiration Date has been extended to February 19, 1999 and the Offer Price has been increased to $70 per Unit. Accordingly, the Purchasers now offer to purchase up to 3,324 Units, at a purchase price equal to $70 per Unit, less the amount of any distributions declared or made with respect to the Units between December 22, 1998 (the "Offer Date") and February 19, 1999 or such other date to which this Offer may be extended (the "Expiration Date"). All other terms remain as set forth in the Offer to Purchase, as amended by Amendment No. 1 and this Amendment No. 2.


Item 11.     Material to be Filed as Exhibits.


             (a)(6)  Form of Letter to Unitholders dated January 25, 1999

             (a)(7)  Press Release dated January 25, 1999

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       January 25, 1999

MP VALUE FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MORAGA-DEWAAY FUND, LLC

By MacKenzie Patterson, Manager

             By:     /s/ C, E, Patterson
                     C.E. Patterson,  President

MP VALUE FUND 6, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

                                  EXHIBIT INDEX


Exhibit              Description                                          Page

(a)(6)       Form of Letter to Unitholders dated January 25, 1999

(a)(7)       Press Release dated January 25, 1999